SCHEDULE A to the DISTRIBUTION AGREEMENT between

Neiman Funds & Rafferty Capital Markets, LLC

Pursuant to Section 1 of the Distribution Agreement among the Neiman Funds (“Fund”) and Rafferty Capital Markets, LLC (“RCM”), the Fund hereby appoints RCM as its agent to be the principal underwriter of the Fund with respect to its following series:

Neiman Large Cap Value Fund Neiman Balanced Allocation Fund Neiman Tactical Income Fund

Dated July 1, 2010 Amended June 25, 2012

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